Mail Stop 4561

August 26, 2008

Ms. Sherri Schugart
Chief Financial Officer
Hines Real Estate Investment Trust, Inc.
2800 Post Oak Boulevard Suite 5000
Houston, TX 77056-6118

> **Re:** **Hines Real Estate Investment Trust, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 0-50805**

Dear Ms. Schugart:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Investment Property, page 79

1. We note that you determine the present value of below market lease values as the difference between the contractual amounts to be paid and management's estimate of fair market value lease rates. Please tell us and disclose whether management has included in their calculation of the fair value of below market leases, any assumptions regarding fixed rate renewal options and whether amortization is recorded over this longer period.

3. Real Estate Investment, page 87

2. We note that there have been a significant number of acquisitions during the last several years. Please tell us and revise your footnotes to include, for each material acquisition, a summary of the significant terms of the agreement, a calculation of the purchase price, and the allocation of the purchase price among the tangible and intangible assets.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief